IMMEDIATE RELEASE
May 6, 2014

WALMART COMPLIANCE OVERHAUL FALLS SHORT ON TRANSPARENCY,
MISSING KEY ELEMENT OF CLAWBACK DISCLOSURE

DETROIT, MICHIGAN—Against the backdrop of a global corruption scandal and serious charges of illegally intimidating, disciplining, and firing U.S. employees for protesting wage and working conditions, the UAW Retiree Medical Benefits Trust (“Trust”) and the Illinois State Board of Investment are leading a global investor coalition calling on Walmart to publicly disclose whether it has clawed back pay from executives whose actions have caused significant financial harm to the company and its owners. The coalition’s request is included in Walmart’s 2014 Proxy Statement as Proposal No. 5, Request for Annual Report on Recoupment of Executive Pay, and will be considered by investors at the company’s June 6, 2014 annual meeting.

“In the situation where a company must recover pay from an errant executive, that company needs to be transparent,” says Trust Chief Corporate Governance Officer Meredith Miller. “Our position on this hasn’t changed: broad disclosure of compensation recovery encourages compliance and ethical conduct by educating employees about behavioral expectations, while discouraging future compliance violations. Without pay recovery disclosure, Walmart has a compliance policy with no teeth, without consequences.

“Greater disclosure of the use of clawback policies allows shareholders to better evaluate the risks their companies face. Clawback disclosure is an easy and necessary fix at Walmart,” says Miller.

Proposal 5 asks Walmart’s board to annually disclose whether or not the company clawed back or recouped incentive compensation from any senior executive for misconduct that exposes the company to serious financial, legal, and reputational risks. The global investor coalition filed Proposal 5 as a result of serious allegations of foreign bribery and corruption in Walmart’s Mexico subsidiary that, in turn, resulted in financial and reputational harm. These allegations caused Walmart to launch an internal investigation in 2011 into potential breaches of the U.S. Foreign Corrupt Practices Act and other anti-corruption statutes in its operations in Mexico, China, and Brazil, for which the company has incurred costs of over $439 million, including over $100 million to restructure its anticorruption global compliance program. In addition to these costs – which may continue to grow -- Walmart also may be required to incur more costs if the results of the current investigations by the U.S. Department of Justice and the Securities and Exchange Commission and several investor lawsuits are against the company.

Other recent legal and regulatory controversies include the over $110 million in fines Walmart paid along with pleading guilty to federal and state criminal and civil charges of illegally dumping hazardous waste in California and Missouri. The National Labor Relations Board also issued a complaint against Walmart alleging serious violations of federal labor laws, including charges of illegally threatening, surveilling, and punishing and firing employees who engaged in strikes and protests for better pay and improved working conditions at the company’s U.S. stores.

The global investor coalition filed a similar proposal at Walmart in 2013.

“While Walmart has made some strides in beefing up its compliance infrastructure, all of the enhancements in the world are rendered useless if the company’s most important asset – its employees – are not fully aware of expected conduct and the consequences of noncompliance,” says William Atwood, Executive Director of the Illinois State Board of Investment. “Compensation drives performance, and should therefore reflect the employer’s vision for the business going forward, including what expectations the employer has for employee conduct. Clearly, the company’s current pay structure has a few critical holes that need to be plugged.”

Walmart has had some form of pay recovery measures in its incentive compensation plans for over a decade but has not disclosed the use of these measures. The company’s current recovery policies permit the company to recoup incentive compensation if it is discovered that the recipient engaged in behavior that is deemed contrary to the best interests of the company or failed to comply with the company’s standards of conduct. In FY 2014, Walmart’s Compensation, Nominating and Governance Committee announced that it would reduce annual cash incentive awards for corporate officers if “compliance objectives” – which cover issues ranging from anticorruption to labor and employment compliance – were not met.

Connecticut Treasurer Denise L. Nappier said, “Walmart’s board of directors must stop equivocating and embrace the merits of full disclosure of clawback pay provisions for senior executives engaged in unethical and illegal activities.  Our shareholder resolution has, at its core, the recognition that full disclosure of actions to recover executive compensation may help to deter wrong-doing that ultimately undermines the company’s ability to create sustainable shareholder value.”

Over the past 18 months, numerous companies including Northrop Grumman, Omnicare, United Technologies and Halliburton have adopted recoupment disclosure policies, and some of these companies have begun including these disclosures in their 2014 proxy statements. After shareholders registered majority support for a similar proposal sponsored by the Trust and Amalgamated Bank LongView Funds last year, major pharmaceutical distributor McKesson Corporation adopted its own comprehensive clawbacks disclosure policy. Many of the companies that have adopted clawbacks disclosure policies were facing regulatory and legal scrutiny when they put the policies in place.

“In the interest of good corporate citizenship, and preserving shareholder value, we urge Walmart to follow the examples set by other companies and adopt the type of disclosure policies we are advocating for now,” says Atwood. “What are they waiting for? Transparency is good corporate policy.”

“Two years after a costly corruption scandal came to light, Walmart has yet to disclose any effort to recoup incentive pay from executives who failed to prevent grave legal and regulatory violations,” says Scott Zdrazil, Director of Corporate Governance at Amalgamated Bank. “Transparency promotes accountability. We believe disclosure would prevent future damage to shareholder value.”

Coalition members and filers of the proposal include: UAW Retiree Medical Benefits Trust; Illinois State Board of Investment; Connecticut Retirement Plans and Trust Funds; Amalgamated Bank LongView Funds; and F&C Management Ltd.

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The $56 billion UAW Retiree Medical Benefits Trust is the largest non-governmental payor of retiree health care benefits in the United States, providing health care benefits to over 760,000 UAW retirees and dependents.

The Illinois State Board of Investment, a $14.5 billion fund, has fiduciary responsibility for managing the pension assets of the General Assembly Retirement System, the Judges’ Retirement System of Illinois and the State Employees’ Retirement System of Illinois.

CONTACT:	Patricia McCarthy (until COB Friday, May 9)
UAW Retiree Medical Benefits Trust
C: (313) 418-4155
O: (313) 882-9200
patty@prmccarthy.com

Matthew Wood (after May 9)
UAW Retiree Medical Benefits Trust
O: (313) 324-5952
mailto:mwood@rhac.com